UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  ANGLOGOLD ASHANTI ANNOUNCES DATE FOR GENERAL MEETING OF
SHAREHOLDERS IN RELATION TO PROPOSED SHARE REPURCHASE PROGRAMME
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
NEWS RELEASE
ANGLOGOLD ASHANTI ANNOUNCES DATE FOR GENERAL MEETING OF
SHAREHOLDERS IN RELATION TO PROPOSED SHARE REPURCHASE
PROGRAMME
As previously announced on 8 May 2026, the Board of Directors of AngloGold Ashanti plc (“AngloGold
Ashanti", "AGA” or the "Company") (NYSE: AU; JSE: ANG) approved, on 7 May 2026, a proposed share repurchase programme for the Company’s ordinary shares of up to $2.0bn. The implementation of the proposed share repurchase programme is, among other things, subject to receiving shareholder approval as well as any applicable regulatory approvals.
The Company now announces that a general meeting of its shareholders in relation to the proposed share repurchase programme (the "General Meeting") will be held at AGA’s global headquarters at 6363
S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA at 9:00a.m. (MDT) on
Thursday, 23 July 2026, with a record date of Friday, 26 June 2026.
Shareholders should refer to the notice of meeting for the General Meeting (the "Notice of Meeting"), which is expected to be made available on the Company’s website on or around Wednesday, 1 July 2026 at www.anglogoldashanti.com/generalmeeting, for further information. The Notice of Meeting will also be mailed to shareholders who have elected to receive paper communications.
The implementation of the proposed share repurchase programme (including the timing, price and number of AngloGold Ashanti ordinary shares repurchased) will depend on a number of factors, such as the Company’s financial performance, availability of cash flows, business and market conditions, and legal and regulatory requirements, and will be subject to the Company’s discretion. The proposed share repurchase programme does not obligate the Company to acquire any particular number of its ordinary shares, and the proposed share repurchase programme may be suspended or discontinued at any time without prior notice.
Note in respect of ordinary shares traded on the JSE and A2X Markets
Shareholders are reminded that in respect of ordinary shares of the Company traded on the
Johannesburg Stock Exchange and the A2X Markets, the last-day-to-trade to be recorded in the
Company's share register to be eligible to attend and vote at the General Meeting is Tuesday, 23 June
2026.
ENDS
London, Denver, Johannesburg
12 June 2026
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Website: www.anglogoldashanti.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 12 June 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary